GRUPO CASA SABA

GRUPO CASA SABA TO ACQUIRE FASA IN
LANDMARK LATIN AMERICAN PHARMACEUTICAL TRANSACTION

Mexico City, Mexico, May 18, 2010. - Grupo Casa Saba, S.A.B. de C.V. ("GCS") (NYSE:SAB) (BMV:SAB*) and various Chilean legal entities that are controlled by Mr. José Codner Chijner, who is the final controller of Farmacias Ahumada S.A. ("FASA") (BCS:FASA), announced that they have reached a definitive agreement under which GCS will acquire the control of FASA in a transaction valued at approximately US$637 million, including the assumption of US$162 million in estimated net debt as of March 31, 2010.

Under the terms of the agreement and at the request of Mr. Codner, GCS will offer an all cash option tender for 100% of FASA common shares, which trade on the Bolsa de Comercio de Santiago, at a price of CLP 1,642 per share. The tender offer will be contingent upon the successful tender of at least 50.0% plus one of all FASA shares outstanding, and is expected to be financed through a mix of cash and new debt for which GCS has obtained firm commitments from HSBC.

The combined company, which will be consolidated under GCS, will become the leading drugstore chain in Latin America and one of the largest distributors of consumer and pharmaceutical products in the region, with estimated pro-forma revenues of approximately US$4 billion and a wide platform of c. 1500 drugstores across Mexico, Brazil, Chile and Peru.

Manuel Saba, Chairman of the Board of GCS, said, "This transformational transaction is of critical importance for GCS’s strategic future and long-term prospects for value creation. We have spent years focused on building a best-in-class wholesale pharmaceutical distribution platform and preparing for the strategic expansion of our business across Latin America. We have successfully built a business model with clear and sustainable competitive advantages based on a deep, experienced and dedicated team and state-of-the art technology.  The synergies, productivity gains, and organic growth prospects moving forward are staggering. At this defining moment, we look forward to forging a clear path for GCS to become the Latam bellwether in the space and to seek accretive organic and non-organic opportunities across the region and building upon the tremendous success that FASA and GCS have accomplished until now.”

The transaction has been approved by the Boards of Directors of GCS and will be subject to the satisfactory completion of certain conditions. Such conditions include the approval of a majority of GCS shareholders, customary regulatory approvals (including the anti-trust authority in Mexico), and other customary closing conditions.

HSBC and Estructura Partners/Cicerone acted as joint financial advisors to GCS in connection with this transaction. The sellers were advised by Goldman Sachs & Co. and Servicios Financieros ALTIS S.A.

About GCS

GCS was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest nationwide distribution networks of its type with US$2.2 billion in sales in 2009. GCS distributes pharmaceutical products, health, beauty aids and consumer goods, general merchandise, publications and other products.  The majority of these products are distributed on a non-exclusive basis. GCS also owns and operates a chain of 160 drugstores under the Farmacias ABC brand in Mexico and 96 drugstores in the States of Rio de Janeiro and Sao Paulo in Brazil. With over 115 years of experience, GCS serves a significant number of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels.

About FASA

FASA was founded by José Codner in 1969, and is the largest drugstore operator in Latin America with US$1.65 billion in sales in 2009. FASA has a footprint of over 1240 drugstores across Chile, Mexico and Peru. During 2009, FASA served over 217 million customers in these three countries, successfully delivering top of the line customer experience and superb pharmaceutical attention. FASA has a 40-year track record of value creation and is today the largest and most modern drugstore chain in Latin America. Its stores offer a wide assortment of pharma, health & beauty, personal care and convenience consumer products.

Contacts:

GRUPO CASA SABA

ALEJANDRO SADURNI GOMEZ
asadurni@casasaba.com
+52 (55) 5284-6669

JORGE SANCHEZ LANZILOTTI
jsanchez@casasaba.com
+52 (55) 5284-6669

Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements relate to GCS, FASA, their respective businesses, the proposed combined company and the transactions and are based on GCS’s and FASA's managements current expectations. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside GCS’s and FASA’s control, that could cause actual results of GCS, FASA, or the combined company to differ materially from such statements. Factors that may cause or contribute to such differences include adverse regulatory developments, deterioration in relationships with suppliers, the imposition of voluntary price restraints or statutory price controls by any government, increased competition in the markets for pharmaceutical, health & beauty, personal care and other consumer products, more stringent environmental regulations, exchange rate fluctuations, high levels of inflation and other risks.

The proposed transaction, the financial condition and results of the combined company will be subject to numerous risks and contingencies, including successful regulatory approvals, the ability to realize synergies and successfully integrate operations. None of GCS and FASA is under any obligation, and GCS and FASA expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release includes unaudited pro forma financial information that relates to the transaction. However, this information is preliminary, not in accordance with generally accepted accounting principles and not necessarily indicative of historical financial position or of any future financial data.